mwe.com

July 27, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Todd Schiffman, 202-551-3491
Sandra Hunter Berkheimer, 202-551-3758
Michelle Miller, 202-551-3368
Sharon Blume, 202-551-3474

Re:	Larkspur Health Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 7, 2021
File No. 333-256056

Ladies and Gentlemen:

On behalf of Larkspur Health Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 15, 2021, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-256056) filed by the Company on July 7, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-256056) (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We have also enclosed a courtesy copy of Amendment No. 3, marked to indicate changes from the Registration Statement filed on July 7, 2021, as Exhibit A. For your convenience, the Company is also delivering via email a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Exhibit 4.4 (Warrant Agreement), page II-7

1.	We note Section 9.3 of your Warrant Agreement provides that any action, proceeding or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. Please revise this provision to state the extent to which the provision applies to actions arising under the Exchange Act and the Securities Act, consistent with your prospectus disclosure. In the alternative, tell us how you will make future investors aware of the applicability of the provision to the Securities Act and Exchange Act actions.

Response: In response to the Staff’s comments, we have revised Section 9.3 of the Warrant Agreement to reflect that the exclusive forum provision does not apply to actions brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Please contact me at 212-547-5885 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form S-1.

Sincerely,

/s/ Robert Cohen

cc: Daniel J. O’Connor, Chief Executive Officer